EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-10666, 333-13058, and 333-13768 on Form S-8 and to the use of our reports dated March 5, 2015 relating to the consolidated financial statements of The Descartes Systems Group Inc. and the effectiveness of The Descartes Systems Group Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
April 28, 2015